UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                   Lasmo plc.
                    -----------------------------------------

                                (Name of issuer)




                                 Ordinary Shares
                    -----------------------------------------

                         (Title of class of securities)



                                    501730204
                    -----------------------------------------

                                 (CUSIP number)

                                December 31, 1999
                    -----------------------------------------

             (Date of Event which requires filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

---------------------------------            -----------------------------------
      CUSIP No. 501730204           13G            Page 2 of 8 Pages
---------------------------------            -----------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              0
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      14,524,442
REPORTING                    ------ --------------------------------------------
PERSON WITH                         SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      15,938,442
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,938,442*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.2%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Asset Management Group Limited on the following cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management Group Limited on the following cover page.

---------------------------------            -----------------------------------
      CUSIP No. 501730204           13G            Page 3 of 8 Pages
---------------------------------            -----------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Group Limited (f/k/a Morgan Grenfell Asset Management Limited)
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
---------------------------- ------ --------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              0
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      12,505,056
REPORTING                    ------ --------------------------------------------
PERSON WITH                         SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      13,919,056
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,919,056
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.0%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Lasmo plc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 101 Bishopsgate, London EC2M 3XH, England

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Group Limited ("DAMG" and, together with DBAG, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The principal place of business of DAMG is 20 Finsbury Circus, London, EC2M 1NB, England.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is ordinary shares (the "Ordinary Shares").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    (a) [_] Broker or dealer registered under section 15 of the Act;

                    (b)  [_] Bank as defined in section 3(a)(6) of the Act;

                    (c) [_] Insurance Company as defined in section 3(a)(19) of the Act;

                    (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940;

                    (e)  [_] An investment adviser in accordance with Rule 13d-1
                         (b)(1)(ii)(E);

                    (f) [_] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                    (g) [_] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                    (h) [_] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                    (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                    (j)  [_] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                    If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.  Ownership.

                    (a)  Amount beneficially owned:

                         Each of the  Reporting  Persons  owns the amount of the
                    Ordinary Shares as set forth on the applicable cover page.

                    (b)  Percent of class:

                         Each of the  Reporting  Persons owns the  percentage of
                    the Ordinary Shares as set forth on the applicable cover page.

                    (c)  Number of shares as to which such person has:

                         (i)  sole power to vote or to direct the vote:

                         Each of the  Reporting  Persons  has the sole  power to
                    vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                         (ii) shared power to vote or to direct the vote:

                         Each of the  Reporting  Persons has the shared power to
                    vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                         (iii) sole  power   to   dispose   or  to  direct   the
                    disposition of:

                         Each of the  Reporting  Persons  has the sole  power to
                    dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                         (iv)  shared   power   to  dispose  or  to  direct  the
                     disposition of:

                         Each of the  Reporting  Persons has the shared power to
                    dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Investment management clients of the Reporting Persons have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following are subsidiaries of both DBAG and/or DAMG which hold Ordinary Shares included in the figures on the cover pages: Deutsche Asset Management Limited, Deutsche Investment Trust Managers Limited, Deutsche Gesellschaft fur Wertpapiersparen mbH, DB Suisse, Deutsche Bank AG Sydney, Deutsche Bank International Limited and Deutsche Bank AG London.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000



                                DEUTSCHE BANK AG



                                By: /s/ Dr. Dieter Eisele
                                   ------------------------------
                                   Name:   Dr. Dieter Eisele
                                   Title:  Group Head of Compliance



                                By: /s/ Dr. Rainer Grimberg
                                   ------------------------------
                                   Name:   Dr. Rainer Grimberg
                                   Title:  Vice President

                                                                       Exhibit 1




               Consent of Deutsche Asset Management Group Limited


                  The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management Group Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 14, 2000



                                DEUTSCHE ASSET MANAGEMENT GROUP LIMITED



                                By: /s/ William Slattery
                                   ------------------------------
                                   Name:   William Slattery
                                   Title:  Head of Business Risk